UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-38475

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASLAN PHARMACEUTICALS LIMITED

Date:	10 December, 2018	By:	/s/ Kiran Kumar Asarpota
		Name:	Kiran Kumar Asarpota
		Title:	VP Finance

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

(Unaudited)

	June 30, 2018		December 31, 2017
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44,952,396	65	$50,573,211	99
Prepayments	198,043	—	71,946	—

Total current assets	45,150,439	65	50,645,157	99

NON-CURRENT ASSETS
Property, plant and equipment	369,906	1	443,566	1
Intangible assets	23,083,850	34	84,052	—
Refundable deposits	191,739	—	160,947	—

Total non-current assets	23,645,495	35	688,565	1

TOTAL	$68,795,934	100	$51,333,722	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$3,354,095	5	$3,898,291	8
Other payables	2,388,089	3	2,080,544	4

Total current liabilities	5,742,184	8	5,978,835	12

NON-CURRENT LIABILITIES
Long-term borrowings	9,715,329	14	9,679,451	19
Other non-current liabilities	486,000	1	162,000	—

Total non-current liabilities	10,201,329	15	9,841,451	19

Total liabilities	15,943,513	23	15,820,286	31

EQUITY
Ordinary shares	51,587,993	75	41,514,016	81
Capital surplus	111,334,877	162	84,282,681	164
Accumulated deficits	(110,070,449)	(160)	(90,283,261)	(176)

Total equity	52,852,421	77	35,513,436	69

TOTAL	$68,795,934	100	$51,333,722	100

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2018	2017
	Amount	Amount
OPERATING EXPENSES
General and administrative	$(5,871,931)	$(3,825,459)
Research and development	(13,945,341)	(13,000,134)

Total operating expenses	(19,817,272)	(16,825,593)

LOSS FROM OPERATIONS	(19,817,272)	(16,825,593)

NON-OPERATING INCOME AND EXPENSES
Other gains and losses	264,287	(362,654)
Finance costs	(224,461)	(204,756)

Total non-operating income and expenses	39,826	(567,410)

LOSS BEFORE INCOME TAX	(19,777,446)	(17,393,003)
INCOME TAX EXPENSE	(9,742)	—

NET LOSS FOR THE PERIOD	(19,787,188)	(17,393,003)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(19,787,188)	$(17,393,003)

LOSS PER SHARE
Basic	$(0.14)	$(0.15)

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